EXHIBIT 99.1

TOP Ships Inc. Announces Commencement of Time Charter at Very Strong Rate an Increase of 36% Over Previous Time Charter

ATHENS, Greece, May 02, 2024 (GLOBE NEWSWIRE) -- TOP Ships Inc. (NYSE: TOPS) (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that it has commenced its previously announced time charter employment contract with a high-quality counterparty for its product/chemical tanker M/T Eco Marina Del Rey. The new time charter will have a firm duration of 3 years with an additional year at the charterer’s option.

The revenue backlog expected to be generated by this fixture is about $22.4 million for the firm period and about $30.7 million if the charterer exercises the option to extend for one additional year.

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org